December 18, 2009
Via EDGAR and First Class Mail

Mr. Larry Spirgl
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street
Washington, DC 20549

RE:	Elephant Talk Communications, Inc. File No. 000-30061 Form l0-K for the year ended December 31, 2008 Filed March 16, 2009 Form 10-Q for the period ended September 30, 2009 Filed November l6, 2009

Dear Mr. Spirgl:

On behalf of Elephant Talk Communications, Inc. (“Elephant Talk”, the “Company”, “we”, “us” or “our”), we are electronically transmitting hereunder our response to the letter received by us from the Securities and Exchange Commission (the “Commission” or “Staff”) dated December 4, 2009 concerning our Form 10-K for the year ended December 31, 2008  (the “Form 10-K for the year ended December 31, 2008”) filed by the Company on March 16, 2009 and Form 10-Q for the period ended September 30, 2009 (“Form 10-Q for the period ended September 30, 2009”) previously filed on November 16, 2009.

Form l0·K for the year ended December 31, 2008

Item 1. Description of Business. page 2

1.	We note your disclosure on page five discussing your business and growth strategy for 2009 and beyond. Given the prospective growth nature of your company, disclosure related to past, present and future research and development costs, seems appropriate. Thus, in future filings, please provide a discussion of the amount spent on research and development pursuant to Item 101(h)(4)(x) of Regulation S-K. Include appropriate disclosure in your Management's Discussion and Analysis section also.

We note your comment and will include the appropriate disclosure in future filings.

2.
In future filings please include a discussion of all patents; trademarks and licenses, including duration, held by you and your subsidiaries. Refer to Item 101 (h)(4)(vii) of Regulation S-K. We note your risk factor disclosure on page 15.

We note your comment and will include the appropriate disclosure in future filings.

3.
We note the technical description of your company's business, In future filings, consider including an example of how your platform utilized by your typical customer. Such an illustration would provide a better understanding of your products and services.

We note your comment and will include the appropriate disclosure in future filings.

Recent Sales of Unregistered Securities, page 21

4.
In future filings, as to any such securities not publicly offered, please disclose the names of the persons or identify the class of persons to whom the securities were sold. Refer to Item 701(b) of Regulation S-K, We note your disclosure here and in the Notes to the Financial Statements of sales and issuances to “consultants” and “accredited investors”.

We note your comment and will include the appropriate disclosure in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. page 22

5.
We note your risk factor disclosure indicating that "virtually all of your revenue" has come from sales of your premium rate services. However. your MD&A does not provide any breakdown among all your services provided. In future filings) please provide a quantitative analysis of your various product offerings.

We note your comment and will include the appropriate disclosure in future filings.

Liquidity and Capital Requirements. page 25

6.
In future filings, include a detailed discussion of actions that management has already taken as well as future plans, both in the short term and long term, to address your liquidity needs. You should provide a detailed discussion of management's viable plan for financing your operations. Discuss in detail your cash requirements during the next twelvemonths and your ability to generate sufficient cash to support operations. Specifically, include a discussion of the manner in which you intend to generate future revenues and satisfy, where necessary, your debt obligations. We note your disclosure that you believe your cash balance and the additional capital provided through loan agreements will fund your operations through the first quarter and into the second quarter of 2009. In addition, we note your liquidity discussion in subsequent periodic reports only forecasts cash requirements one fiscal quarter into the future. Generally, the discussion of long-term liquidity and long-term capital resources must address cash requirements, material capital expenditures, and other demands and commitments to be incurred beyond the next 12 months, as well as the proposed sources of funding required to satisfy such obligations. Refer to Section III.C of the Commission’s Interpretive Rule on Management's Discussion and Analysis of Financial Condition and Results of Operations, which is located on our website at: http://www.sec.gov/ndes/interp/33- 6835.htm.

We note your comment and will include the appropriate disclosure in future filings.

Summary Compensation Table. page 68

7.
We note the compensation figures Mr. van der Velden and Mr. Zuurbier received as executive officers of the Company. In future filings identify and itemize the amounts Mr. van der Velden and Mr. Zuurbier received as compensation for their services as directors and as executives. Include the disclosure in a footnote to the table. If named executive officers do not receive compensation for their services as directors, please confirm in your response letter and reflect that information in future filings. Refer to Instruction 3 to Item 402(n) of Regulation S-K.

We note your comment and will include the appropriate disclosure in future filings.

Director Compensation, page 71

8.
In future filings, disclose, in a footnote to the table, all assumptions made in the estimated fair market valuation or include a cross-reference to a discussion of such assumptions. Refer to Instruction to Item 402(r) of Regulation S-K.

We note your comment and will include the appropriate disclosure in future filings.

Signatures, page 79

9.	In future filings, please include the signature of the company's Controller or Principal Accounting Officer. See General Instruction D(2)(a) of the Form 10-K.

We note your comment and will include the appropriate disclosure in future filings.

Form 10-Q for the period ended September 30. 2009

Note 23 to Financial Statements

10.
Even though this litigation has been settled, disclosure in the Form 10-Q for the quarter ended March 31. 2009 indicated that the company planned to counterclaim against the former CEO on the bases of fraud and breach of fiduciary duty. Tell us in your response letter the bases for these claims and whether the facts underlying these claims have had a material adverse effect on the company's past operations or financial condition.

The plaintiff in this matter is Russelle Choi (“Choi”), a former Chief Executive Officer of ETC.  Choi resigned and entered into a termination agreement and release with ETC effective November 1, 2006, pursuant to which ETC agreed to make monthly payments totaling $90,000, subject to stated terms and conditions.

Choi also entered into a consulting agreement with ETC effective November 1, 2006, to assist ETC in obtaining various telecommunications licenses in China for a period not to exceed three (3) years for a payment of $2,500 per month and a right to purchase a stated number of stock options annually, subject to stated terms and conditions.

ETC paid Choi approximately $25,000 in payments on the termination agreement, and approximately $25,000 on the consulting agreement.  ETC terminated payments on the agreements when Choi failed to perform.  Choi filed this lawsuit against ETC in September 2008, alleging that ETC breached the termination agreement and the consulting agreement, and seeking as damages approximately $140,000 dollars, 3 million stock options, attorney’s fees and costs.

ETC denied all material allegations of Choi’s complaint, and asserted various affirmative defenses.

ETC and Choi settled the breach of the termination agreement claim for $70,000.  Choi dismissed the breach of termination claim with prejudice.

ETC thereafter undertook formal and informal discovery into any facts, documents and witnesses that might support Choi’s claims and ETC’s affirmative defenses, and whether ETC should proceed with a counterclaim against Choi for fraud and/or breach of fiduciary duty.

In his deposition Choi testified that even though he never reported to ETC during the first 10 months of his consulting contract, he in fact phoned and met infrequently with Chinese officials whom he declined to identify. He also testified that he had no documentary evidence to corroborate the alleged phone calls and meetings.  He also testified that he was unable to secure any “Target Licenses” for ETC as detailed in the consulting agreement, but claims that he formed a Chinese subsidiary of ETC and secured a VoIP license for that company.

Based on Choi’s faulty recollection and lack of corroborating evidence to support his consulting activities, ETC determined that a jury could find that Choi failed to substantially perform all that was required of him under the consulting agreement, justifying ETC’s termination of the contract.

On the other hand, ETC determined (1) that Choi’s substandard performance did not have a material adverse effect on the company’s past operations or financial condition; and (2) that the costs of litigating the matter through trial and appeal and the uncertainty connected with a jury trial weighed in favor of settlement.

Accordingly, ETC offered and Choi accepted a final, lump sum payment of $35,000 in full and final settlement of the matter.

In connection with your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please contact the undersigned at (212) 370-1300.

Sincerely,

Ellenoff Grossman & Schole LLP

By:	/s/ Barry I. Grossman
Barry I. Grossman